UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GENESIS HEALTHCARE, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

37185X 106

(CUSIP Number)

Steven E. Fishman

c/o Formation Capital, LLC

3820 Mansell Road, Suite 280

Alpharetta, Georgia 30022

(770) 754-9660

Copy to:

Michael Sherman

Genesis Healthcare, Inc.

101 East State Street

Kennett Square, PA 19348

(610) 444-6350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37185X 106

1.	Names of Reporting Persons HCCF Management Group, Inc. I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,293,287(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. HCCF Management Group, Inc. may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 918,962 shares of the Issuer’s Class A Common Stock, 2,373,912 shares of the Issuer’s Class C Common Stock and 2,373,912 OP Units, on an as-converted, as-exchanged basis, held by HCCF Management Group, Inc.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons HCCF Management Group XI, LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,626,278(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. HCCF Management Group XI, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 6,313,658 shares of the Issuer’s Class A Common Stock, 16,309,780 shares of the Issuer’s Class C Common Stock and 16,309,780 OP Units, on an as-converted, as-exchanged basis, held by HCCF Management Group XI, LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons FC Profit Sharing, LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,646,838(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. FC Profit Sharing, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 459,535 shares of the Issuer’s Class A Common Stock, 1,187,096 shares of the Issuer’s Class C Common Stock and 1,187,096 OP Units, on an as-converted, as-exchanged basis, held by FC Profit Sharing, LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons Arnold Whitman I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 11,500(2)
	10.	Shared Dispositive Power 27,566,403(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. Mr. Whitman may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by him and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 11,500 shares of the Issuer’s Class A Common Stock held by Mr. Whitman.
(3)	Represents (i) 459,535 shares of the Issuer’s Class A Common Stock, 1,187,096 shares of the Issuer’s Class C Common Stock and 1,187,096 OP Units on an as-converted, as-exchanged basis, owned by FC Profit Sharing, LLC, (ii) 6,313,658 shares of the Issuer’s Class A Common Stock, 16,309,780 shares of the Issuer’s Class C Common Stock and 16,309,780 OP Units on an as-converted, as-exchanged basis, owned by HCCF Management Group XI, LLC and (iii) 918,962 shares of the Issuer’s Class A Common Stock, 2,373,912 shares of the Issuer’s Class C Common Stock and 2,373,912 OP Units, on an as-converted, as-exchanged basis, owned by HCCF Management Group, Inc. FC Profit Sharing, LLC is ultimately controlled by Formation Capital, LLC, of which Mr. Whitman is an executive officer. Mr. Whitman is the managing member of HCCF Management Group XI, LLC and the President of HCCF Management Group, Inc.
(4)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons Senior Care Genesis, LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,327,454(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. Senior Care Genesis, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 3,997,946 shares of the Issuer’s Class A Common Stock, 10,327,709 shares of the Issuer’s Class C Common Stock and 10,327,709 OP Units, on an as-converted, as-exchanged basis, held by Senior Care Genesis, LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons David Reis I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,327,454(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,327,454(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,327,454(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 3,997,946 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 10,327,709 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 10,327,709 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis, owned by Senior Care Genesis, LLC. Mr. Reis is the managing member of Senior Care Development, LLC, the manager of Senior Care Genesis, LLC.
(2)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 81,620,494 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock and exchange of all OP Units held by Senior Care Genesis, LLC.

CUSIP No. 37185X 106

1.	Names of Reporting Persons OpCo Rok, LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,191,959(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. OpCo Rok, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 332,605 shares of the Issuer’s Class A Common Stock, 859,204 shares of the Issuer’s Class C Common Stock and 859,204 OP Units, on an as-converted, as-exchanged basis, held by OpCo Rok, LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons ZAC Properties XI, LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Virginia
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,027,236(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. ZAC Properties XI, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 3,635,132 shares of the Issuer’s Class A Common Stock, 9,390,469 shares of the Issuer’s Class C Common Stock and 9,390,469 OP Units, on an as-converted, as-exchanged basis, held by ZAC Properties, LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons Steven E. Fishman I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 3,284,821(2)
	10.	Shared Dispositive Power 14,674,074(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. Mr. Fishman may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by him and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 916,599 shares of the Issuer’s Class A Common Stock, 2,367,810 shares of the Issuer’s Class C Common Stock and 2,367,810 OP Units, on an as-converted, as-exchanged basis held by Mr. Fishman.
(3)	Represents 459,535 shares of the Issuer’s Class A Common Stock, 1,187,096 shares of the Issuer’s Class C Common Stock and 1,187,096 OP Units owned by FC Profit Sharing, LLC and 3,635,132 shares of the Issuer’s Class A Common Stock, 9,390,469 shares of the Issuer’s Class C Common Stock and 9,390,469 OP Units owned by ZAC Properties XI, LLC, on an as-converted, as-exchanged basis. FC Profit Sharing, LLC is ultimately controlled by Formation Capital, LLC, of which Mr. Fishman is an executive officer. Mr. Fishman is the managing member of ZAC Properties XI, LLC.
(4)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons George V. Hager, Jr. I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 3,331,080(2)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. Mr. Hager may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by him and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 1,480,038 shares of the Issuer’s Class A Common Stock, 1,850,720 shares of the Issuer’s Class C Common Stock and 1,850,720 OP Units on an as-converted, as-exchanged basis, held by Mr. Hager.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons Robert and Debra F. Hartman Family Trust I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization IL
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 800,434(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. The Robert and Debra F. Hartman Family Trust may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 223,354 shares of the Issuer’s Class A Common Stock, 576,980 shares of the Issuer’s Class C Common Stock and 576,980 OP Units, on an as-converted, as-exchanged basis, held by the Robert and Debra F. Hartman Family Trust.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons Midway Gen Capital, LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,908,431(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. Midway Gen Capital, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 1,090,612 shares of the Issuer’s Class A Common Stock, 2,817,328 shares of the Issuer’s Class C Common Stock and 2,817,328 OP Units, on an as-converted, as-exchanged basis, held by Midway Gen Capital, LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons Robert Hartman I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,908,431(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. Mr. Hartman may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by him and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 1,090,612 shares of the Issuer’s Class A Common Stock, 2,817,328 shares of the Issuer’s Class C Common Stock and 2,817,328 OP Units, on an as-converted, as-exchanged basis, owned by Midway Gen Capital, LLC, of which Mr. Hartman is the manager.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons Biret Operating LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 565,724(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. Biret Operating LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 157,860 shares of the Issuer’s Class A Common Stock, 407,793 shares of the Issuer’s Class C Common Stock and 407,793 OP Units, on an as-converted, as-exchanged basis, held by Biret Operating LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons Grandview Investors LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 207,741(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. Grandview Investors LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 57,968 shares of the Issuer’s Class A Common Stock, 149,747 shares of the Issuer’s Class C Common Stock and 149,747 OP Units, on an as-converted, as-exchanged basis, held by Grandview Investors LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons Max Moxi LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization NY
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 223,084(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. Max Moxi LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 62,250 shares of the Issuer’s Class A Common Stock, 160,806 shares of the Issuer’s Class C Common Stock and 160,806 OP Units, on an as-converted, as-exchanged basis, held by Max Moxi LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons GRFC Gazelle LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 456,879(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1) Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. GRFC Gazelle LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.

(2) Represents 127,488 shares of the Issuer’s Class A Common Stock, 329,334 shares of the Issuer’s Class C Common Stock and 329,334 OP Units, on an as-converted, as-exchanged basis, held by GRFC Gazelle LLC.

(3) Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons Gazelle Riverside LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,136,030(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. Gazelle Riverside LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 316,999 shares of the Issuer’s Class A Common Stock, 818,888 shares of the Issuer’s Class C Common Stock and 818,888 OP Units, on an as-converted, as-exchanged basis, held by Gazelle Riverside LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons Gazelle Light LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,311,109(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. Gazelle Light LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 644,894 shares of the Issuer’s Class A Common Stock, 1,665,925 shares of the Issuer’s Class C Common Stock and 1,665,925 OP Units, on an as-converted, as-exchanged basis, held by Gazelle Light LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons Gazelle Herne Hill LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 446,112(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. Gazelle Herne Hill LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 446,112 shares of the Issuer’s Class A Common Stock held by Gazelle Herne Hill LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons L Gen Associates I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,108,181(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. L Gen Associates may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 3,108,181 shares of the Issuer’s Class A Common Stock held by L Gen Associates.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons Gazelle Sing LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,486,517(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. Gazelle Sing LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 2,486,517 shares of the Issuer’s Class A Common Stock held by Gazelle Sing LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons Gazelle Costa Brazil LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 621,664(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. Gazelle Costa Brazil LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 621,664 shares of the Issuer’s Class A Common Stock held by Gazelle Costa Brazil LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons Dreyk LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,375,006(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. Dreyk LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 941,765 shares of the Issuer’s Class A Common Stock, 2,432,817 shares of the Issuer’s Class C Common Stock and 2,432,817 OP Units, on an as-converted, as-exchanged basis, held by Dreyk LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons GHC Class B LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,629,538(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. GHC Class B LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 748,388 shares of the Issuer’s Class A Common Stock, 880,997 shares of the Issuer’s Class C Common Stock and 880,997 OP Units, on an as-converted, as-exchanged basis, held by GHC Class B LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons Sing Investments LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 74,142(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. Sing Investments LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 74,142 shares of the Issuer’s Class A Common Stock held by Sing Investments LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons Larts Investments LLC I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 97,454,545(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 74,142(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,454,545(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 72.6%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 34,435,676 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 63,007,896 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 63,007,896 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis. Larts Investments LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement described in Item 6 below with respect to the shares of common stock of the Issuer held by it and the other parties to such Voting Agreement. The Class A Common Shares over which the Reporting Person may be deemed to have shared voting power are comprised of (i) 34,435,676 shares of the Issuer’s Class A Common Stock that are subject to the Voting Agreement, (ii) 63,007,896 shares of the Issuer’s Class C Common Stock that are subject to the Voting Agreement on the assumption that such shares of Class C Common Stock have converted to shares of Class A Common Stock at a ratio of 0.000174145 to one and (iii) 63,007,896 OP Units on the assumption that each such OP Unit has been exchanged for one share of Class A Common Stock. For further detail, see the disclosure below under the caption “Voting Agreement” within Item 6 of this Schedule 13D.
(2)	Represents 74,142 shares of the Issuer’s Class A Common Stock held by Larts Investments LLC.
(3)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 134,309,855 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the parties to the Voting Agreement and exchange of all OP Units held by the parties to the Voting Agreement.

CUSIP No. 37185X 106

1.	Names of Reporting Persons Isaac Neuberger I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,715,869(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,715,869(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,715,869(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.4%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 157,860 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 407,793 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 407,793 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis, owned by Biret Operating LLC, of which Mr. Neuberger is the manager, (ii) 57,968 shares of the Issuer’s Class A Common Stock, 149,747 shares of the Issuer’s Class C Common Stock and 149,747 OP Units, on an as-converted, as-exchanged basis, owned by Grandview Investors LLC, of which Mr. Neuberger is the manager, (iii) 62,250 shares of the Issuer’s Class A Common Stock, 160,806 shares of the Issuer’s Class C Common Stock and 160,806 OP Units, on an as-converted, as-exchanged basis, owned by Max Moxi LLC, of which Mr. Neuberger is the manager, (iv) 127,488 shares of the Issuer’s Class A Common Stock, 329,334 shares of the Issuer’s Class C Common Stock and 329,334 OP Units, on an as-converted, as-exchanged basis, owned by GRFC Gazelle LLC, of which Mr. Neuberger is the manager, (v) 316,999 shares of the Issuer’s Class A Common Stock, 818,888 shares of the Issuer’s Class C Common Stock and 818,888 OP Units, on an as-converted, as-exchanged basis, owned by Gazelle Riverside LLC, of which Mr. Neuberger is the manager, (vi) 644,894 shares of the Issuer’s Class A Common Stock, 1,665,925 shares of the Issuer’s Class C Common Stock and 1,665,925 OP Units, on an as-converted, as-exchanged basis, owned by Gazelle Light LLC, of which Mr. Neuberger is the manager, (vii) 446,112 shares of the Issuer’s Class A Common Stock owned by Gazelle Herne Hill LLC, of which Mr. Neuberger is the manager, (viii) 3,108,181 shares of the Issuer’s Class A Common Stock owned by L Gen Associates, of which Mr. Neuberger is the manager, (ix) 2,486,517 shares of the Issuer’s Class A Common Stock owned by Gazelle Sing LLC, of which Mr. Neuberger is the manager, (x) 621,644 shares of the Issuer’s Class A Common Stock owned by Gazelle Costa Brazil LLC, of which Mr. Neuberger is the manager, (xi) 941,765 shares of the Issuer’s Class A Common Stock, 2,432,817 shares of the Issuer’s Class C Common Stock and 2,432,817 OP Units, on an as-converted, as-exchanged basis, owned by Dreyk LLC, of which Mr. Neuberger is the manager, (xii) 748,388 shares of the Issuer’s Class A Common Stock, 880,997 shares of the Issuer’s Class C Common Stock and 880,997 OP Units, on an as-converted, as-exchanged basis, owned by GHC Class B LLC, of which Mr. Neuberger is the manager, (xiii) 74,142 shares of the Issuer’s Class A Common Stock owned by Sing Investments LLC, of which Mr. Neuberger is the manager, and (xiv) 74,142 shares of the Issuer’s Class A Common Stock owned by Larts Investments LLC, of which Mr. Neuberger is the manager.
(2)	Based upon information provided by the Issuer as of February 2, 2015, reflecting 78,138,485 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock and exchange of all OP Units held by Biret Operating LLC, Grandview Investors LLC, Max Moxi LLC, GRFC Gazelle LLC, Gazelle Riverside LLC, Gazelle Light LLC, Gazelle Herne Hill LLC, L Gen Associates, Gazelle Sing LLC, Gazelle Costa Brazil LLC, Dreyk LLC, GHC Class B LLC, Sing Investments LLC and Larts Investments LLC.

Item 1.	Security and Issuer

The securities to which this statement relates are shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”) of Genesis Healthcare, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 101 East State Street, Kennett Square, Pennsylvania 19348.

As provided in the Issuer’s Third Amended and Restated Certificate of Incorporation, dated as of February 2, 2015 (the “Restated Charter”): (i) the holder of each limited liability company interest of FC-GEN Operations Investment, LLC, a Delaware limited liability company (the “OP” or “FC-GEN”)), designated as a “Company Class A Common Unit” (an “OP Unit”), other than OP Units held indirectly by the Issuer, shall, pursuant to terms and subject to the conditions of the limited liability company operating agreement of the OP (the “OP LLC Agreement”) and as set forth in the Restated Charter, have the right to exchange each such OP Unit for a number of fully paid and nonassessable shares of Class A Common Stock equal to the product of one (1) multiplied by the Adjustment Factor (as defined in the OP LLC Agreement) then in effect and (ii) concurrently with such exercise of the exchange privilege, a number of shares of Class C Common Stock of the Issuer, par value $0.001 per share (“Class C Common Stock”), equal to the lesser of (x) the number of shares of Class A Common Stock to be issued as a result of such exchange and (y) the number of shares of Class C Common Stock then outstanding shall automatically, without further action by the exchanging holder or holders thereof, be converted into fully paid and nonassessable shares of Class A Common Stock on the basis of a fraction of a share of Class A Common Stock for each share of Class C Common Stock so converted equal to the product of (A) the Conversion Ratio (as defined in Schedule 1.02 of the Purchase Agreement (defined in Item 3 below)) multiplied by (B) the Adjustment Factor (as defined in the OP LLC Agreement) then in effect. As of the date of this statement the Adjustment Factor is 1.0 and the Conversion Ratio is 0.000174145.

Item 2.	Identity and Background

(a) This statement is filed on behalf of HCCF Management Group, Inc., a Georgia corporation (“HCCF, Inc.”), HCCF Management Group XI, LLC, a Delaware limited liability company (“HCCF XI”), FC Profit Sharing, LLC, a Delaware limited liability company (“FC Profit”), Arnold Whitman (“Mr. Whitman”), Senior Care Genesis, LLC, a Delaware limited liability company (“Senior Care”), David Reis (“Mr. Reis”), OpCo Rok, LLC, a Delaware limited liability company (“OpCo Rok”), ZAC Properties XI, LLC, a Virginia limited liability company, (“ZAC Properties”), Steven Fishman (“Mr. Fishman”), George V. Hager, Jr. (“Mr. Hager”), the Robert and Debra F. Hartman Family Trust (“Hartman Trust”), Midway Gen Capital, LLC (“Midway Gen”), Robert Hartman (“Robert Hartman”), Biret Operating LLC, a Delaware limited liability company (“Biret”), Grandview Investors LLC, a Delaware limited liability company (“Grandview”), Max Moxi LLC, a New York limited liability company (“Max Moxi”), GRFC Gazelle LLC, a Delaware limited liability company (“GRFC Gazelle”), Gazelle Riverside LLC, a Delaware limited liability company (“Gazelle Riverside”), Gazelle Light LLC, a Delaware limited liability company (“Gazelle Light”), Gazelle Herne Hill LLC, a Delaware limited liability company (“Gazelle Herne Hill”), L Gen Associates, a Delaware partnership (“L Gen”), Gazelle

Sing LLC, a Delaware limited liability company (“Gazelle Sing”), Gazelle Costa Brazil LLC, a Delaware limited liability company (“Gazelle Costa Brazil”), Dreyk LLC, a Delaware limited liability company (“Dreyk”), GHC Class B LLC, a Delaware limited liability company (“GHC Class B”), Sing Investments LLC, a Delaware limited liability company (“Sing”), Larts Investments LLC, a Delaware limited liability company (“Larts”), and Isaac Neuberger (“Mr. Neuberger”). Each of the foregoing is referred to as a “Reporting Person” in this statement.

As a result of the Voting Agreement described in Item 6, the Reporting Persons, other than Mr. Reis and Mr. Neuberger, may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Voting Agreement includes a covenant obligating all parties thereto to jointly file this statement and any necessary amendments hereto.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein but is not responsible for the completeness and accuracy of the information concerning the other Reporting Person, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

In addition, the following persons are identified pursuant to Instruction C of Schedule 13D: Michael Harris (“Mr. Harris”), Debra F. Hartman (“Mrs. Hartman”) and David Hartman (“David Hartman”) as co-trustees of the Hartman Trust; Formation Capital, LLC (“Formation”) as the person controlling FC Profit; Brian Beckwith (“Mr. Beckwith”) as an executive officer of Formation; LFRI Gen, LLC (“LFRI Gen”) as the person controlling OpCo Rok; Leslie Rieder (“Leslie Rieder”) as the manager of LFRI Gen; Samuel Rieder (“Samuel Rieder”) as a director of LFRI Gen; and Senior Care Development, LLC (“Senior Care Development”) as the manager of Senior Care. Each of the foregoing is referred to as an “Instruction C Person” in this statement. Certain Reporting Persons are also subject to disclosure pursuant to Instruction C of Schedule 13D with respect to other Reporting Persons: Mr. Whitman is an executive officer of HCCF, Inc., the managing member of HCCF XI and an executive officer of Formation, which ultimately controls FC Profit; Mr. Fishman is the managing member of ZAC Properties and an executive officer of Formation, which ultimately controls FC Profit; Mr. Reis is the managing member of Senior Care Development, the manager of Senior Care; Robert Hartman is the manager of Midway Gen; and Mr. Neuberger is the manager of Biret, Grandview, Max Moxi, GRFC Gazelle, Gazelle Riverside, Gazelle Light, Gazelle Herne Hill, L Gen, Gazelle Sing, Gazelle Costa Brazil, Dreyk, GHC Class B, Sing and Larts.

(b) The addresses of the Reporting Persons are as follows:

HCCF, Inc.	3820 Mansell Road, Suite 280 Alpharetta, Georgia 30022

HCCF XI	3820 Mansell Road, Suite 280 Alpharetta, Georgia 30022

FC Profit	3820 Mansell Road, Suite 280 Alpharetta, Georgia 30022

Mr. Whitman	3820 Mansell Road, Suite 280 Alpharetta, Georgia 30022

Senior Care	500 Mamaroneck Avenue, Suite 406 Harrison, New York 10528

Mr. Reis	500 Mamaroneck Avenue, Suite 406 Harrison, New York 10528

OpCo Rok	45 Broadway, Suite 2640 New York, New York 10006

ZAC Properties	101 West Avenue, Third Floor Jenkintown, Pennsylvania 19046

Mr. Fishman	3820 Mansell Road, Suite 280 Alpharetta, Georgia 30022

Mr. Hager	101 East State Street Kennett Square, Pennsylvania 19348

Hartman Trust	6633 North Lincoln Avenue Lincolnwood, Illinois 60712

Midway Gen	6633 North Lincoln Avenue Lincolnwood, Illinois 60712

Robert Hartman	6633 North Lincoln Avenue Lincolnwood, Illinois 60712

Biret	One South Street, 27th Floor Baltimore, Maryland 21202

Grandview	One South Street, 27th Floor Baltimore, Maryland 21202

Max Moxi	One South Street, 27th Floor Baltimore, Maryland 21202

GFRC Gazelle	One South Street, 27th Floor Baltimore, Maryland 21202

Gazelle Riverside	One South Street, 27th Floor Baltimore, Maryland 21202

Gazelle Light	One South Street, 27th Floor Baltimore, Maryland 21202

Gazelle Herne Hill	One South Street, 27th Floor Baltimore, Maryland 21202

L Gen	One South Street, 27th Floor Baltimore, Maryland 21202

Gazelle Sing	One South Street, 27th Floor Baltimore, Maryland 21202

Gazelle Costa Brazil	One South Street, 27th Floor Baltimore, Maryland 21202

Dreyk	One South Street, 27th Floor Baltimore, Maryland 21202

GHC Class B	One South Street, 27th Floor Baltimore, Maryland 21202

Sing	One South Street, 27th Floor Baltimore, Maryland 21202

Larts	One South Street, 27th Floor Baltimore, Maryland 21202

Mr. Neuberger	One South Street, 27th Floor Baltimore, Maryland 21202

The addresses of the Instruction C Persons are as follows:

Mr. Harris	6633 North Lincoln Avenue Lincolnwood, Illinois 60712

Mrs. Hartman	6633 North Lincoln Avenue Lincolnwood, Illinois 60712

David Hartman	7257 North Lincoln Avenue Lincolnwood, Illinois 60712

Formation	3820 Mansell Road, Suite 280 Alpharetta, Georgia 30022

Mr. Beckwith	3820 Mansell Road, Suite 280 Alpharetta, Georgia 30022

LFRI Gen	45 Broadway, Suite 2640 New York, New York 10006

Leslie Rieder	45 Broadway, Suite 2640 New York, New York 10006

Samuel Rieder	2220 Avenue J Brooklyn, New York 11210

Senior Care Development	500 Mamaroneck Avenue, Suite 406 Harrison, New York 10528

(c) The Reporting Persons and the Instruction C Persons are primarily involved in investment activities, and the address of each Reporting Person and Instruction C Person is set forth in (b) above. In addition, Messrs. Fishman, Whitman, Reis and Hartman are directors of the Issuer. Mr. Hager is the Chief Executive Officer and a director of the Issuer.

(d) and (e) None of the Reporting Persons or Instruction C Persons during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each Reporting Person that is not a natural person is set forth in (a) above. Each Reporting Person who is a natural person and each Instruction C Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Other than 11,500 shares of Class A Common Stock previously held by Mr. Whitman, each of the Reporting Persons acquired all of his or its shares of Class A Common Stock and Class C Common Stock, and certain of their membership interests in FC-GEN were reclassified as OP Units, in each case upon the closing of the transactions under the Purchase and Contribution Agreement, dated August 18, 2014 and amended January 5, 2015 (as so amended, the “Purchase Agreement”), by and between Skilled Healthcare Group, Inc. (“Skilled”) and FC-GEN. Pursuant to the Purchase Agreement, through a series of transactions, the businesses, assets and liabilities of FC-GEN and Skilled (now known as Genesis Healthcare, Inc., i.e., the Issuer) were combined. The transactions contemplated by the Purchase Agreement were consummated on February 2, 2015. Immediately upon consummation of the transactions under the Purchase Agreement, Skilled changed its name to Genesis Healthcare, Inc.

Item 4.	Purpose of Transaction

Other than 11,500 shares of Class A Common Stock previously held by Mr. Whitman, the Reporting Persons acquired all of their shares of Class A Common Stock and Class C Common Stock and certain of their membership interests in FC-GEN were reclassified as OP Units, in each case in connection with the transactions under the Purchase Agreement. As a result of the transactions under the Purchase Agreement and consistent with the terms and provisions of the Purchase Agreement, the board of directors of the Issuer was increased from nine members to eleven members and Messrs. Fishman, Whitman, Reis, Hartman and Hager were appointed as directors of the Issuer. Mr. Hager, Thomas DiVittorio, Robert A. Reitz, Daniel Hirschfeld, Michael Sherman and JoAnne Reifsnyder were appointed as officers of the Issuer. For additional detail regarding the Purchase Agreement, the transactions thereunder and the ancillary agreements related thereto, reference is made to the disclosures in the Definitive Information Statement filed by the Issuer with the Securities and Exchange Commission on January 9, 2015 (the “Information Statement”), which is incorporated herein by reference. The Purchase Agreement is included as an annex to the Information Statement and is incorporated herein by reference.

In connection with the consummation of the transactions under the Purchase Agreement, on February 2, 2015 the Issuer filed the Restated Charter with the Secretary of State of the State of Delaware and adopted amended and restated Bylaws (the “Restated Bylaws”). The Restated Charter and the Restated Bylaws are included as exhibits to the Current Report on Form 8-K filed by the Issuer on February 6, 2015 and are incorporated herein by reference.

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of shares of Class A Common Stock or any securities exchangeable for or convertible into Class A Common Stock, each Reporting Person, consistent with its investment purpose, at any time and from time to time may directly or indirectly acquire additional shares of Class A Common Stock or associated rights or securities exchangeable for or convertible into shares of Class A Common Stock or dispose of any or all of its Class A Common Stock or its associated rights or securities exchangeable for or convertible into Class A Common Stock (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable), depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the Instruction C Persons, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) and (b). The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof is incorporated herein by reference. Because the Reporting Persons are parties to the Voting Agreement described in Item 6, each Reporting Person is deemed by Rule 13d-5(b)(1) of the Exchange Act to be the beneficial owner of all shares of the Issuer’s Class A Common Stock and Class C Common Stock beneficially owned by each party to the Voting Agreement. Therefore, as a result of such Rule, each Reporting Person may be deemed to have shared voting power over all of the 34,435,676 shares of the Issuer’s Class A Common Stock and 63,007,896 shares of Class C Common Stock subject to the Voting Agreement. In addition, if the 63,007,896 OP units beneficially owned by the members of the Voting Group were to be exchanged for shares of the Issuer’s Class A Common Stock as described in Item 1 above, such shares of Class A Common Stock would also be subject to the Voting Agreement. The Shares of Class A Common Stock beneficially owned by the parties to the Voting Agreement represent approximately 48.3% of the outstanding Class A Common Stock of the Issuer and the shares of Class C Common Stock held by the parties to the Voting Agreement represent approximately 94.3% of the outstanding Class C Common Stock of the Issuer. The shares of Class A Common Stock, Class C Common Stock and OP units beneficially owned by the parties to the Voting Agreement represent approximately 63.2% of the outstanding shares of the Issuer’s Class A Common Stock on a fully as-converted and as-exchanged basis, and approximately 63.2% of the voting power of the Issuer. Included in the shares subject to the Voting Agreement are (i) 714,055 shares of the Issuer’s Class A Common Stock and 1,844,586 shares of the Issuer’s Class C Common Stock with respect to which Robert Hartman currently holds proxies and (ii) 4,473,310 shares of the Issuer’s Class A Common Stock and 6,255,995 shares of the Issuer’s Class C Common Stock with respect to which Mr. Hager currently holds proxies granted by members of management of the Issuer.

(c) Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Class A Common Stock in the past 60 days.

(d) To the knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Class A Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Voting Agreement

Pursuant to a Voting Agreement, dated as of February 2, 2015 (the “Voting Agreement”), each of the stockholders party thereto (the “Stockholders”) agreed that, with respect to all shares of Class A Common Stock and Class C Common Stock of the Issuer of which each Stockholder is the owner at any particular future point in time (the “Shares”): (a) the Stockholders shall vote all of their Shares as determined by the Stockholders holding (i) with regard to the election of directors of the Issuer, a majority of the Shares held by the Stockholders, and (ii) with regard to all other matters, at least seventy-five percent (75%) of the Shares held by the Stockholders; and (b) if, (i) with regard to any nominee for election as a director, Stockholders holding at least a majority of the Shares held by the Stockholders cannot agree, the Stockholders shall abstain or vote all of their Shares against such nominee, and (ii) with regard to all matters other than the election of directors, Stockholders holding at least seventy-five percent (75%) of the Shares held by the Stockholders cannot agree, the Stockholders shall abstain or vote all of their Shares against such matter. Accordingly, the Stockholders act as a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, in voting on all matters, including the election of directors.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety to the full text of the Voting Agreement, which is attached as Exhibit 5 hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the transactions under the Purchase Agreement, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), dated as of August 18, 2014 and effective as of February 2, 2015, by and among the Issuer, certain holders of the Issuer’s Class B common stock listed on Schedule A thereto and certain holders of equity securities of FC-GEN listed on Schedule B thereto, providing for certain registration rights with respect to the Issuer’s outstanding Class A Common Stock.

For a description of the Registration Rights Agreement, see the section entitled “The Transactions—Registration Rights Agreement” in the Information Statement, which is incorporated herein by reference. Such description does not purport to be complete and is qualified in its entirety to the full text of the Registration Rights Agreement, which is included as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 filed by the Issuer with the Securities and Exchange Commission, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Definitive Information Statement of Skilled Healthcare Group, Inc. (as filed with the Securities and Exchange Commission on January 9, 2015 and incorporated herein by reference)

Exhibit 2	Purchase and Contribution Agreement, dated August 18, 2014 and amended January 5, 2015 by and between Skilled Healthcare Group, Inc. and FC-GEN Operations Investment, LLC (filed as Annex A to the Definitive Information Statement filed January 9, 2015 and incorporated herein by reference)

Exhibit 3	Third Amended and Restated Certificate of Incorporation of Skilled Healthcare Group, Inc., (filed as Exhibit 3.1 to the Current Report on Form 8-K filed February 6, 2015 and incorporated herein by reference)

Exhibit 4	Amended and Restated Bylaws of Genesis Healthcare, Inc., (filed as Exhibit 3.2 to the Current Report on Form 8-K filed February 6, 2015 and incorporated herein by reference)

Exhibit 5	Amended and Restated Voting Agreement, dated August 18, 2014, by and among the stockholders set forth on Schedule A thereto (filed herewith)

Exhibit 6	Amended and Restated Registration Rights Agreement, dated August 18, 2014, by and among Skilled Healthcare Group, Inc. and the parties set forth on Schedule A and Schedule B thereto (filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 and incorporated herein by reference)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2015

HCCF MANAGEMENT GROUP XI, LLC

By:	/s/ Arnold Whitman
Name: Arnold Whitman
Title: Sole Member

HCCF MANAGEMENT GROUP, INC.

By:	/s/ Arnold Whitman
Name: Arnold Whitman
Title: President

/s/ Arnold Whitman
Arnold Whitman

ZAC PROPERTIES XI, LLC

By:	/s/ Steven E. Fishman
Name: Steven E. Fishman
Title: Managing Member

FC PROFIT SHARING, LLC

By: Formation Capital, LLC, its sole member

By:	/s/ Steven E. Fishman
Name: Steven E. Fishman
Title: President

/s/ Steven E. Fishman
Steven E. Fishman

BIRET OPERATING LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GRANDVIEW INVESTORS LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

MAX MOXI LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GRFC GAZELLE LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GAZELLE RIVERSIDE LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GAZELLE LIGHT LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GAZELLE HERNE HILL LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

L GEN ASSOCIATES

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GAZELLE SING LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GAZELLE COSTA BRAZIL LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

DREYK LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

GHC CLASS B LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

SING INVESTMENTS LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

LARTS INVESTMENTS LLC

By:	/s/ Isaac Neuberger
Name: Isaac Neuberger
Title: Manager

OPCO ROK LLC

By: LFRI GEN, LLC, its managing member

By:	/s/ Samuel Rieder
Name: Samuel Rieder
Title: Director

/s/ George Hager
George Hager

SENIOR CARE GENESIS, LLC

By: Senior Care Development, LLC, its manager

By:	/s/ David Reis
Name: David Reis
Title: Managing Member

/s/ David Reis
David Reis

MIDWAY GEN CAPITAL, LLC

By:	/s/ Robert Hartman
Name: Robert Hartman
Title: Manager

/s/ Robert Hartman
Robert Hartman

ROBERT AND DEBRA F. HARTMAN FAMILY TRUST

By:	/s/ Debra F. Hartman
Name: Debra F. Hartman
Title: Trustee

/s/ Isaac Neuberger
Isaac Neuberger